UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July  15, 2008

Commission File Number: 0-30232

APIVA VENTURES LIMITED

(Translation of registrant's name into English)

4446 Pender Street, Burnaby, British Columbia, Canada V5C 2M7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]

Yes ☐    No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.]

Item 5.03 – Amendments to Articles of Incorporation

The Issuer amended the Company’s Articles of Incorporation on July 14, 2008 to increase the Issuer’s authorized share capital to 250,000,000 shares of common stock with a par value of $0.001 and 10,000,000 shares of preferred stock with a par value of $0.001.  The Company amended the Company’s Articles of Incorporation to change the name of the Company to Mark One Global Industries, Inc.

Item 8.01 Other Events

The Issuer held its Annual and Special General Meeting at 10:00 AM on June 30, 2008 at the offices of Vector Corporate Finance Lawyers, Suite 1040 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6V 2W2.  Brian Jenkins, President and Director brought forth the Voting Proxies from the Issuer’s shareholders who submitted Voting Proxies.

The following resolutions were presented for vote and 63,000,000 shares of common stock out of 78,789,619 shares of common stock issued and outstanding (79.95%) voted in favor of the resolutions presented:

1.

The appointment of auditor – Madsen & Associates, CPA’s, Inc.

2.

Remuneration to be paid to the auditor.

3.

To approve removal of Pre-Existing Company Provisions.

4.

To approve replacement of Company’s Articles.

5.

To approve alteration and amendment of issued and authorized share capital of the Company.

6.

To approve the 1,000 to reverse share split.

7.

To approve share issuance of 25,000 post-split shares to Brian Jenkins for officer and director services.

8.

Determine the number of directors.

9.

For election of director Brian Jenkins.

10.

To approve such further business that is properly presented at the Meeting.

That further business was the following:

1.

The President and Director, Brian Jenkins, may add directors to fill in the vacancies on the Board of Directors pursuant to the Company’s bylaws amended on November 15, 2004, without further shareholder approval.

2.

It is so noted that the Company is seeking business opportunities with the potential for profit.  In the event that the Company finds a suitable business or company to acquire, then that business or company may be acquired by and vended into the Company without further shareholder approval providing that the proposed acquisition is an “arms length” transaction which does not require further shareholder approval.

3.

In the event that the Company finds and secures a suitable business or company to be acquired by the Company, then the Company may change its corporate name without further shareholder approval.

4.

In the event that the Company enters into any new business or operation, the Board of Directors has the power to execute all necessary documents and steps in the acquisition of that business, the financial planning, financing of that business and the operation of that business without further shareholder approval.

5.

In the event that the Company needs to move its corporate domicile to accommodate any new business or acquisition, then that change of domicile can be initiated and completed accomplished without further shareholder approval.

6.

The Company empowers the Board of Directors to act in any lawful manner in the execution of any and all business as that come before the Company without further shareholder approval.

The Issuer’s address has been changed to 4446 Pender Street, Burnaby, British Columbia, Canada V5C 2M7.

July 15, 2008

APIVA VENTURES LIMITED now

known as Mark One Global Industries,

Inc., Province of British Columbia,

Canada

By

/s/ Brian Jenkins

Mr. Brian Jenkins

President and Director

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